Via EDGAR, Facsimile and FedEx
Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B & B B, Inc. and RBG, LLC Form 10-K for the year ended 12/31/07 Filed on 3/31/2008 File Nos. 333-123179-04 and 333-123179-05
December 16, 2008
Dear Mr. Bonilla:
This letter responds to your correspondence, dated December 8, 2008, providing comments to the Form 10-K for the year ended December 31, 2007 filed by B & B B, Inc. (“B&BB”) and RBG, LLC (“RBG”). As you are aware, B&BB and RBG, along with Virgin River Casino Corp. (“VRCC”), are direct or indirect wholly-owned subsidiaries of Black Gaming, LLC (“BG LLC”). B&BB, RBG, VRCC and BG LLC are collectively referred to in this letter as the “Company”.
Based upon your request, the Company makes the following statements acknowledging:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have reviewed your correspondence, and the purpose of this letter is to provide the following responses to your questions.
Comment 1
Summary of Significant Accounting Policies — Property and Equipment, page 50
We note your disclosure that “When an impairment write-down is required, the related assets are adjusted to their estimated fair value less costs to sell.” It appears that your disclosure only addresses your impairment policy for assets held for sale. Please explain to us, and disclose in future filings, your impairment policy for long-lived assets to be held and used. Refer to paragraph 7 of SFAS 144.
Management’s Response —
For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model.
In future filings, and in accordance with paragraph 7 of SFAS 144, we will expand our disclosure to indicate our impairment policy for long-lived assets to be held and used.
Comment 2
Note 15 — Condensed Consolidating Financial Information, pages 64-68
As represented in your correspondence with the staff of the Commission dated January 11, 2008, you stated your footnote disclosure will comply with Rule 3-10(d) of Regulation S-X. Your presentation of the condensed consolidating financial information does not include a separate column for each issuer, VRCC, RBG, and B&BB, Inc. Tell us how you considered Rule 3-10(d) of Regulation S-X, which requires a separate column for each subsidiary issuer.

Management’s Response —
We considered Rule 3-10(d) of Regulation S-X by defining the issuers of the debt in Note 8 as VRCC, RBG and B&BB and further defining these issuers as guarantors of the debt in Note 14 with BG LLC representing the “Parent” as displayed in the ensuing Note 15. Since Rule 3-10(d) of Regulation S-X also requires a separate column for the guarantor subsidiaries of the parent company on a combined basis, each of which also represent issuers, and absent further clarification on display hierarchy in Rule 3-10(d) of Regulation S-X, management elected to display the guarantor subsidiaries of the parent company on a combined basis which has been the understood format by those following our indentures. Further, management interpreted Rule 3-10(d) of Regulation S-X to require a column in the event of a singular issuer as explicitly written in the singular form in said Rule.
Management’s display preference and its interpretation of Rule 3-10(d) of Regulation S-X would be as filed; however, based on the possibility of an alternate interpretation, as evidenced by your letter, management will display, in future filings, each of the issuers in separate columns. This display change will result in a column for BG LLC (“Parent”), VRCC, RBG, B&BB (“Issuers”), Guarantor Subsidiaries, Non-Guarantor Subsidiaries, Elimination and Consolidated. Due to our current structure, the Non-Guarantor subsidiary column will have no values, as each of the issuers and subsidiaries represent guarantor subsidiaries; however, we will continue to display the Non-Guarantor subsidiaries column in our future filings.
We understand that you might have additional questions. Please contact Sean McKay, Chief Accounting Officer, at 702-318-6861 with any further requests or comments.

Sincerely,
/s/ Sean P. McKay
Sean P. McKay Chief Accounting Officer